APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Food Solutions, Inc.
Profit & Loss
January through December 2021

	Jan - Dec 21	Jan - Dec 20
Ordinary Income/Expense		
Income		
315 · Wholesale Sales	493,073.03	229,979.68
301 · Commission	26,548.53	43,613.84
310 · Trade Income	12,955.82	5,770.37
350 · Reimburseable Expenses		
351 · Trade Expense	-2,902.85	0.00
Total 350 · Reimburseable Expenses	-2,902.85	0.00
390 · Invoice Deductions	190.00	0.00
Total Income	529,864.53	279,363.89
Cost of Goods Sold		
401 · Cost of Goods Sold	256,265.03	95,084.53
Total COGS	256,265.03	95,084.53
Gross Profit	273,599.50	184,279.36
Expense		
500 · Payroll Expenses		
512 · Employee Retention Credit	-38,873.21	0.00
510 · Payroll - Officer	40,873.92	66,120.96
511 · Salaries - Other	224,143.83	115,492.39
550 · Taxes - Payroll	22,539.68	11,727.53
500 · Payroll Expenses - Other	122.08	0.00
Total 500 · Payroll Expenses	248,806.30	193,340.88
515 · Contract Labor	212.00	300.00
520 · Maintenance Fees	8,189.98	2,872.13
540 · Rent	20,678.00	5,450.00
551 · Taxes - Miscellaneous	118.18	55.00
560 · Interest Expense	30,583.25	11,297.72
570 · Charity	60.00	0.00
580 · Depreciation Expense	489.33	144,140.94
610 · Telephone	3,401.05	3,549.67
630 · Insurance		
638 · Workmen's Comp	16,254.02	1,613.00
631 · Disability Insurance	2,582.58	8,614.87
635 · Health Insurance	0.00	2,966.62
630 · Insurance - Other	2,943.68	0.00
Total 630 · Insurance	21,780.28	13,194.49
640 · Bank Service Charges	5,563.05	1,706.53
650 · Office Supplies Expense	13,527.20	18,033.13
655 · Trade Supplies	64,398.04	39,410.13
657 · Postage and Delivery	752.65	1,624.28
660 · Dues and Subscriptions	1,462.00	804.28
675 · Professional Fees		
671 · Accounting Fees	3,725.00	1,050.00
675 · Professional Fees - Other	0.00	1,875.00
Total 675 · Professional Fees	3,725.00	2,925.00
679 · Travel & Ent		
680 · Meals	4,969.96	7,428.38
681 · Travel	2,372.52	1,790.01
679 · Travel & Ent - Other	214.55	0.00
Total 679 · Travel & Ent	7,557.03	9,218.39

Food Solutions, Inc.
Profit & Loss
January through December 2021

	Jan - Dec 21	Jan - Dec 20
690 · Automobile Expense		
690.01 · Fuel Expense	8,429.49	3,589.93
690.03 · Insurance	0.00	2,095.00
690.04 · Maintenance	696.90	1,726.23
695 · Mileage Expense	15,375.36	18,736.65
690 · Automobile Expense - Other	474.77	525.50
Total 690 · Automobile Expense	24,976.52	26,673.31
800 · Miscellaneous	1,013.67	0.00
Total Expense	457,293.53	474,595.88
Net Ordinary Income	-183,694.03	-290,316.52
Other Income/Expense		
Other Income		
900 · Other Income	38,492.36	30,000.00
Total Other Income	38,492.36	30,000.00
Net Other Income	38,492.36	30,000.00
Net Income	**-145,201.67**	**-260,316.52**

Food Solutions, Inc.
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
112 · Bank	-8,209.23
111 ·	645.41
Total Checking/Savings	-7,563.82
Accounts Receivable	
120 · Accounts Receivable	301.09
Total Accounts Receivable	301.09
Other Current Assets	
124 · Finished Goods Inventory	10,413.28
123 · Raw Materials Inventory	254,228.73
121 · Undeposited Funds	470.14
125 · Note Receivable - Officer	139,177.05
Total Other Current Assets	404,289.20
Total Current Assets	397,026.47
Fixed Assets	
155 · Leasehold Improvements	10,742.10
152 · Equipment & Fixtures	85,378.26
153 · Autos & Trucks	67,508.75
154 · Furniture	18,150.49
160 · Accumulated Depreciation	-203,112.60
Total Fixed Assets	-21,333.00
TOTAL ASSETS	**375,693.47**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
210 · Accounts Payable	5,634.43
Total Accounts Payable	5,634.43
Credit Cards	
215.08 · Chase·	28,285.06
215.07 · Chase·	17,550.61
Total Credit Cards	45,835.67

Food Solutions, Inc.
Balance Sheet
As of December 31, 2021

	Dec 31, 21
Other Current Liabilities	
25500 · Sales Tax Payable	149.18
240 · Payroll Liabilities	24,349.06
241 · Direct Deposit Liabilities	30.00
Total Other Current Liabilities	24,528.24
Total Current Liabilities	75,998.34
Long Term Liabilities	
259.01 · Note Payable.	
Note Payable -	239,925.83
254.03 · Note Payable.	36,602.50
259 · Note Payable.	40,962.40
253 · Note Payable	233,055.72
	87,946.50
Total Long Term Liabilities	638,492.95
Total Liabilities	714,491.29
Equity	
292 · Common Stock	200.00
293 · Retained Earnings	-289,012.54
Net Income	-49,985.28
Total Equity	-338,797.82
TOTAL LIABILITIES & EQUITY	375,693.47

Food Solutions, Inc.
Profit & Loss
January through December 2022

	Jan - Dec 22	Jan - Dec 21	$ Change
Ordinary Income/Expense			
Income			
315 · Wholesale Sales	546,271.14	493,997.72	52,273.42
301 · Commission	307.15	26,618.89	-26,311.74
310 · Trade Income	61,984.00	12,955.82	49,028.18
350 · Reimburseable Expenses			
351 · Trade Expense	-2,483.93	-2,902.85	418.92
Total 350 · Reimburseable Expenses	-2,483.93	-2,902.85	418.92
390 · Invoice Deductions	0.00	-280.14	280.14
Total Income	606,078.36	530,389.44	75,688.92
Cost of Goods Sold			
401 · Cost of Goods Sold	262,579.56	255,914.71	6,664.85
Total COGS	262,579.56	255,914.71	6,664.85
Gross Profit	343,498.80	274,474.73	69,024.07
Expense			
500 · Payroll Expenses			
512 · Employee Retention Credit	0.00	-38,873.21	38,873.21
510 · Payroll - Officer	5,190.72	40,873.92	-35,683.20
511 · Salaries - Other	171,926.38	224,143.83	-52,217.45
550 · Taxes - Payroll	14,619.80	22,539.68	-7,919.88
500 · Payroll Expenses - Other	748.30	122.08	626.22
Total 500 · Payroll Expenses	192,485.20	248,806.30	-56,321.10
515 · Contract Labor	3,350.00	212.00	3,138.00
520 · Maintenance Fees	80.72	8,189.98	-8,109.26
540 · Rent	23,937.00	20,678.00	3,259.00
549 · Corporate Taxes	55.00	0.00	55.00
551 · Taxes - Miscellaneous	108.00	118.18	-10.18
560 · Interest Expense	28,764.77	30,583.25	-1,818.48
570 · Charity	0.00	60.00	-60.00
580 · Depreciation Expense	0.00	489.33	-489.33
610 · Telephone	2,418.58	3,401.05	-982.47
630 · Insurance			
638 · Workmen's Comp	8,831.43	16,254.02	-7,422.59
631 · Disability Insurance	2,369.66	2,582.58	-212.92
635 · Health Insurance	0.00	0.00	0.00
630 · Insurance - Other	-797.55	2,943.68	-3,741.23
Total 630 · Insurance	10,403.54	21,780.28	-11,376.74
640 · Bank Service Charges	3,989.00	5,563.05	-1,574.05
650 · Office Supplies Expense	9,314.87	13,527.20	-4,212.33
655 · Trade Supplies	58,056.50	64,398.04	-6,341.54
657 · Postage and Delivery	0.00	752.05	-752.05
660 · Dues and Subscriptions	1,222.98	1,462.00	-239.02
675 · Professional Fees			
671 · Accounting Fees	1,965.00	3,725.00	-1,760.00
Total 675 · Professional Fees	1,965.00	3,725.00	-1,760.00
679 · Travel & Ent			
680.5 · Entertainment	168.30	0.00	168.30
680 · Meals	2,274.47	4,969.96	-2,695.49
681 · Travel	2,188.22	2,372.52	-184.30
679 · Travel & Ent - Other	0.00	214.55	-214.55
Total 679 · Travel & Ent	4,630.99	7,557.03	-2,926.04

Food Solutions, Inc.
Profit & Loss
January through December 2022

	Jan - Dec 22	Jan - Dec 21	$ Change
690 · Automobile Expense			
690.01 · Fuel Expense	9,098.76	8,429.49	669.27
690.04 · Maintenance	1,647.96	696.90	951.06
690.05 · Taxes	407.13	0.00	407.13
695 · Mileage Expense	13,379.05	15,375.36	-1,996.31
690 · Automobile Expense - Other	0.00	474.77	-474.77
Total 690 · Automobile Expense	24,532.90	24,976.52	-443.62
800 · Miscellaneous	0.00	1,013.67	-1,013.67
Total Expense	365,315.05	457,292.93	-91,977.88
Net Ordinary Income	-21,816.25	-182,818.20	161,001.95
Other Income/Expense			
Other Income			
900 · Other Income	0.00	38,492.36	-38,492.36
901 · Interest Income	499.77	0.00	499.77
Total Other Income	499.77	38,492.36	-37,992.59
Net Other Income	499.77	38,492.36	-37,992.59
Net Income	**-21,316.48**	**-144,325.84**	**123,009.36**

Food Solutions, Inc.
Balance Sheet
As of December 31, 2022

	Dec 31, 22	Dec 31, 21	$ Change
ASSETS			
Current Assets			
Checking/Savings			
112 · Bank	32,252.92	3,984.07	28,268.85
Total Checking/Savings	32,252.92	3,984.07	28,268.85
Accounts Receivable			
120 · Accounts Receivable	-197.01	706.78	-903.79
Total Accounts Receivable	-197.01	706.78	-903.79
Other Current Assets			
122 · Employee Retention Credit Rcvbl	17,504.49	38,873.21	-21,368.72
124 · Finished Goods Inventory	35,096.00	14,945.00	20,151.00
123 · Raw Materials Inventory	32,620.35	34,103.59	-1,483.24
125 · Note Receivable - Officer	165,060.03	148,761.21	16,298.82
Total Other Current Assets	250,280.87	236,683.01	13,597.86
Total Current Assets	282,336.78	241,373.86	40,962.92
Fixed Assets			
155 · Leasehold Improvements	10,742.10	10,742.10	0.00
152 · Equipment & Fixtures	107,078.26	107,078.26	0.00
153 · Autos & Trucks	67,508.75	67,508.75	0.00
154 · Furniture	18,150.49	18,150.49	0.00
160 · Accumulated Depreciation	-203,479.60	-203,479.60	0.00
Total Fixed Assets	0.00	0.00	0.00
TOTAL ASSETS	282,336.78	241,373.86	40,962.92
LIABILITIES & EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
210 · Accounts Payable	0.00	292.20	-292.20
Total Accounts Payable	0.00	292.20	-292.20
Credit Cards			
215.08 · Chase·	19,232.54	28,285.06	-9,052.52
215.07 · Chase·	7,223.50	17,889.97	-10,666.47
Total Credit Cards	26,456.04	46,175.03	-19,718.99
Other Current Liabilities			
259.04 · Note Payable	2,100.00	0.00	2,100.00
259.03 · Note Payable·	154,744.00	172,304.27	-17,560.27
259.02 · Note Payable·	140,064.99	144,194.10	-4,129.11
240 · Payroll Liabilities	1,126.75	3,358.76	-2,232.01
Total Other Current Liabilities	298,035.74	319,857.13	-21,821.39
Total Current Liabilities	324,491.78	366,324.36	-41,832.58
Long Term Liabilities			
259.01 · Note Payable·	232,719.00	263,837.02	-31,118.02
254.03 · Note Payable·	30,051.00	44,821.00	-14,770.00
Total Long Term Liabilities	262,770.00	308,658.02	-45,888.02
Total Liabilities	587,261.78	674,982.38	-87,720.60

Food Solutions, Inc.
Balance Sheet
As of December 31, 2022

	Dec 31, 22	Dec 31, 21	$ Change
Equity			
Equity-	150,000.00	0.00	150,000.00
292 · Common Stock	200.00	200.00	0.00
293 · Retained Earnings	-433,808.52	-289,482.68	-144,325.84
Net Income	-21,316.48	-144,325.84	123,009.36
Total Equity	-304,925.00	-433,608.52	128,683.52
TOTAL LIABILITIES & EQUITY	**282,336.78**	**241,373.86**	**40,962.92**

I, Curt Lafferty, certify that:

1. The financial statements of Food Solutions, Inc. included in this Form are true and complete in all material respects; and
2. The tax return information of Food Solutions, Inc. included in this Form reflects accurately the information reported on the tax return for Food Solutions, Inc. for the fiscal years ended 2021 and 2022 (most recently available as of the Date of this Form C).

Signature   *Curt Lafferty*

Name: Curt Lafferty

Title: Founder/ President